

December 29, 2010

Edward A. Mammone
Principal Accounting Officer
Westwood One, Inc.
1166 Avenue of the Americas
New York, NY 10036

Re: Westwood One, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed on March 31, 2010
File No. 001-14691

Dear Mr. Mammone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

1.   We note from your disclosure here that for purposes of presenting a comparison of your 2009 results to prior periods you have presented and disclosed your 2009 results as the mathematical addition of the predecessor (January 1, 2009 to April 23, 2009) and successor periods (April 24, 2009 to December 31, 2009). We also note that you recognize this combined presentation does not comply with GAAP but that you believe this presentation provides meaningful information about your results of operations. However, although you may believe this discussion provides meaningful information, and therefore a supplemental presentation of this type may be appropriate, you are still required to present and discuss in MD&A actual results for the fiscal 2009 predecessor and successor periods, as presented on the face of your financial statements, in the position of greatest prominence. In addition to the preceding, you may also provide a supplemental comparative discussion of the results

for fiscal 2008 and fiscal 2009 prepared on a pro forma basis consistent with the requirements set forth in Article 11-02(b) of Regulation S-X that reflects the effects of the refinancing In this regard, disclosure should be provided to explain how the pro forma presentation was derived, why you believe the presentation to be useful, and any potential risks associated with using such a presentation (the potential that such results might not necessarily be indicative of future results for example, depending on how the information has been prepared, and the period that it covers). Please revise your disclosure accordingly, and advise us in regard to the propriety of the presentation on a non-GAAP combined basis within this annual filing and all interim period filings containing such a presentation.

2.	When two or more factors are cited to which changes are attributable, please quantify each of these factor so that readers may understand the magnitude of each. For example, in the comparison between 2009 and 2008 for program and operating costs you state that these costs increased due to increased purchases of television and other inventory, higher operating costs in the digital area and expenses related to your license agreement with TrafficLand without quantification of any of the factors. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.

Item 8. Financial Statements and Supplementary Data

Note 1. Basis of Presentation

Refinancing, page F-8

3.	We note that you deemed the ownership interests held by Gores and your existing debt holders to be a collaborative group in the refinancing. Please tell us in further detail how you applied the guidance in ASC topic 805-50-S99-2 and determined these ownership interests to be a collaborative group. In particular, tell us the effect on your accounting of Gores' control of your Board of Directors upon the closing of the refinancing that implies that there is no collaboration on the subsequent control of Westwood One.

4.	Based on information contained in the Form 10-K for fiscal 2008, it appears that Gores may have controlled Westwood One prior to the refinancing through the rights it held prior to the refinancing, such as entitlement to designate three directors to the Board of Directors and nominate an independent director to the Board, and consent to the following: issuing capital stock; merging or consolidating with another company; selling assets with a fair market value of $25,000 or more; increasing the size of the Board; adopting an annual budget or materially deviating from the approved budget, making capital expenditures in excess of $15,000; or amending our charter or bylaws.. Please explain to us your consideration of these rights held by Gores prior to the refinancing in determining that a change in control occurred upon the refinancing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief